# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: RM. 507, BLDG. 3, BINHUZHUOYUECHENG, RM. 507, BLDG. 3, BINHUZHUOYUECHENG, BAOHE, HEFEI, ANHUI, China (F4), 230051
Date of event which requires filing of this statement: 01/28/2026
Amends the filing with accession number 0002112712-26-000002
Filed by CIK 0002112712
Persons authorized to receive notices and communications: XUE Fenglan, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86-17727478799

## Reporting persons
- Empire Fortune Management Ltd (CIK 0002112712): type of reporting person: investment company (IV); citizenship or place of organization: Virgin Islands British (D8); source of funds: bank loan (BK); sole voting power 8,559,434; sole dispositive power 8,559,434; aggregate amount beneficially owned 8,559,434 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: RM. 507, BLDG. 3, BINHUZHUOYUECHENG, RM. 507, BLDG. 3, BINHUZHUOYUECHENG, BAOHE, HEFEI, ANHUI, China (F4), 230051

## Item 2. Identity and Background
Name of person filing: Empire Fortune Management Limited
Residence or business address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Present principal occupation or employment: Investment Holding
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: VIRGIN ISLANDS, BRITISH

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Source of Funds is from banks and the Amount of Funds is USD3423774

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of transaction is for investment in the medium to long-term depending on the market situations post transaction, subject to other factors like market volatility and liquidity requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Empire Fortune Management Limited holds 8559434 Common Shares, $0.01 par value per share, which is 9.9% of the Class of Securities. XUE Fenglan is the sole beneficiary owner of Empire Fortune Management Limited.
Number of shares as to which each person has sole or shared power to vote or dispose: Empire Fortune Management Limited: 8559434
Transactions in the class effected during the past sixty days: On November 17, 2025, the Issuer entered into a subscription agreement (the "Subscription Agreement") with three purchasers for a registered direct offering of 11,067,547 of its ADSs at the price of $0.8 per ADS (equivalent to $0.4 per Common Share) (the "Registered Direct Offering"). Empire Fortune Management Limited subscribed 8559434 of these Common Shares offered.
Other persons with the right to receive dividends or sale proceeds: XUE Fenglan is the sole beneficiary owner of Empire Fortune Management Limited.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Empire Fortune Management Ltd: XUE Fenglan, XUE Fenglan / Director (03/30/2026)